UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

4KIDS ENTERTAINMENT, INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

350865101

(CUSIP Number)

June 9, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 350865101

1	NAMES OF REPORTING PERSONS:
	HERSHEY MANAGEMENT I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		742,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		742,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	742,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No. 350865101

1	NAMES OF REPORTING PERSONS:
	HERSHEY STRATEGIC CAPITAL, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		742,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		742,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	742,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 350865101
Item 1.

(a)	Name of Issuer:

4Kids Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1414 Avenue of the Americas
New York, New York 10019

Item 2.

(a)	Name of Person Filing:

Hershey Management I, LLC
Hershey Strategic Capital, LP

(b)	Address of Principal Business Office or, if none, Residence:

888 7th Avenue, 17th Floor
New York, New York 10019

(c)	Citizenship:

Hershey Management I, LLC is a Delaware limited liability company.
Hershey Strategic Capital, LP is a Delaware limited partnership.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

350865101

Item 3.                        If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or Dealer registered under Section 15 of the Act

(b) [ ]	Bank as defined in section 3(a)(6) of the Act

(c) [ ]	Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ]	Investment Company registered under section 8 of the Investment Company Act

(e) [ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP No. 350865101

(f) [ ]	Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) – (c)

This Schedule 13G relates to 742,000 shares of Common Stock of 4Kids Entertainment, Inc. representing 5.6% of the outstanding Common Stock, based on 13,352,053 shares of Common Stock outstanding as reported in the issuer’s Form 10-Q filed May 10, 2010.  All such shares are held by Hershey Strategic Capital, LP.

Hershey Management I, LLC is the investment advisor of Hershey Strategic Capital, LP.  Hershey Strategic Capital GP, LLC is the general partner of Hershey Strategic Capital, LP.  Adam Hershey is the sole managing member of both Hershey Management I, LLC and Hershey Strategic Capital GP, LLC.

As the investment advisor, Hershey Management I, LLC has the voting and dispositive power with respect to all of the 742,000 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 350865101
Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2010
Date

/s/ Adam Hershey
Signature

Adam Hershey / Manager
Name/Title